UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2018
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Departure of Directors of Origin Agritech Limited

As previously planned for board member succession plan, Mr. Min Tang and Mr. Weibin Yan provided notice to Origin Agritech Limited (the “Company”) and its Board of Directors (the “Board”) of their decision to retire as directors of the Company, their retirement to be effective December 31, 2018 (the “Retirement”). Messrs. Tang and Yan’s decision to retire as directors did not involve any disagreement with the Company, the Company’s management or the Board.

In connection with the Retirement, the Board has also determined that, effective as of January 1, 2019, Mr. Rong Chen, an existing director, will begin serving as the chairman of the Company’s Compensation Committee and a member of the Company’s Audit Committee and Nominating Committee, and Mr. Aiyang Wang, an existing director, will begin serving as the chairman of the Audit Committee and a member of the Nominating Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: January 7, 2019